Management discussion and analysis of financial
condition and results of operations for the
three month period ended September 30, 2026

INTRODUCTION

As used in this Management Discussion and Analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Sangoma”, “we”, “us”, or “our” refer to Sangoma Technologies Corporation, together with our subsidiaries, on a consolidated basis as constituted on September 30, 2026. The MD&A is for the three month period ended September 30, 2026 as compared to the same period in the previous year. This MD&A should be read in conjunction with Sangoma’s audited annual consolidated financial statements and related notes as at and for the year ended June 30, 2026 (“Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and the interim financial statements for the three month period ended September 30, 2026, prepared in accordance with IAS 34. All amounts are in thousands of United States dollars except where otherwise indicated.

Additional information about us, including copies of our continuous disclosure materials, is available on our website at www.sangoma.com, through the EDGAR website at www.sec.gov or through the SEDAR+ website at www.sedarplus.ca.

This MD&A is dated as of November 5, 2026.

NON-IFRS MEASURES

This MD&A contains references to certain non-IFRS financial measures such as Adjusted EBITDA and Free Cash Flow. These measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures to compare issuers. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. “Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment, change in fair value of consideration payable and loss on sale divestiture of subsidiary. “Free Cash Flow” means cash flows from operating activities less cash used for purchases of property and equipment and capitalized development costs. The reconciliation of the closest IFRS measure to the non-IFRS measure is set out on pages 15 and 17 herein.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, expectations regarding demand for the Company’s Products and Services, supply chain dynamics, foreign exchange impacts, cash flows, and other statements that are not historical facts. Words such as “believe”, “could”, “plan”, “estimate”, “expect”, “will”, “intend”, “may”, “potential”, “should”, and similar expressions are intended to identify forward-looking statements.

Although Sangoma believes that the expectations reflected in these forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: changes in exchange rate between the Canadian dollar and other currencies (in particular the United States (“U.S.”) dollar), changes in technology, including with respect to artificial intelligence and machine learning, changes in the business climate, changes to macroeconomic conditions, including (i) inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions, and (ii) recent events in the world economy and global financial and credit markets as a consequence of global conflicts, uncertain economic conditions, macroeconomic changes and trade wars (such as the trade war between the U.S., on the one hand, and China, Mexico and Canada, on the other), including the potential use and effects of tariffs to address the U.S. presidential administration’s policy goals, the effects of adverse developments at financial institutions, including bank failures, that impact general sentiment regarding the stability and liquidity of banks (including the U.S. government’s debt ceiling policies and contemplated or actual budget and tax cuts), and the resulting impact on the stability of the global financial markets at large, our ability to identify and remediate material weaknesses and significant deficiencies in our internal controls, changes in the regulatory environment, the imposition of tariffs, impact of our disposition of VoIP Supply, LLC and internal reorganizations, the decline in the importance of the PSTN (as defined herein), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022, the Israel-Hamas conflict, the U.S.-Iran conflict (and related broader geographic instability, including threats to the Strait of Hormuz and elevated energy prices), and associated changes in global trade policies and economic sanctions); the sale of the Company to BRC Group Holdings, Inc. which is subjected to certain closing conditions and the risks and uncertainties described in the Company’s most recently filed Annual Information Form for the fiscal year ended June 30, 2026.

Forward-looking statements are based on the opinions, estimates, and assumptions of management as of the date of this press release and are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur. Except as required by applicable securities laws, Sangoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by law.

OVERVIEW

Sangoma is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises deployments. Additionally, Sangoma’s integrated approach provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for 11 years in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to continuously drive innovation in communication technology.

Please refer to the Glossary of Terms for detailed definitions of terms used throughout this MD&A.

Communications Platforms You Can Trust

UC Cloud
UC Hybrid
UC On-Prem
Contact Center
Managed Security
Productivity Apps
Video & Meetings
Managed Networks
Open Source PBX
Team Messaging
Integrations
SIP Trunking
(Retail & Wholesale)
Hardware

Unified Communications

Sangoma’s UC platforms are business communication systems (PBXs with advanced UC features, such as presence/chat, conferencing, mobility, fax, and more) that fully integrate with our phones, soft clients, and network interoperability products.

We build our platforms in-house to provide reliable, affordable Unified Communications services with strong security. This approach reduces third-party vulnerabilities and allows us to swiftly troubleshoot and customize solutions for customers.

Cloud-Based Business Phone Solution (UCaaS)

Sangoma UC Cloud

Our intuitive cloud solutions seamlessly integrate voice, video, messaging, and call center capabilities into a single platform, enhancing productivity and streamlining operations at a fraction of the cost. Experience true white-glove support.

Sangoma UC Hybrid

Our hybrid UCaaS is powered by our unique cloud architecture, which includes our on-premises StarBox® appliance and cloud-based network backbone components. This blend of cloud and on-premises ensures unparalleled scalability, flexibility, and reliability for your business communications. It provides local survivability, multiple failover options (4G LTE / POTS lines) and multi-location flexibility.

On-Premises Business Phone Solution

Sangoma UC Prem

Sangoma also offers the more traditional on-premise UC phone system, giving administrators complete control over updates and integrations, to deploy their business phone system on-premises. Whether deployed on a dedicated appliance or in the customer’s virtual environment, Sangoma provides the power and connectivity customers and partners can trust.

IP DeskPhone, headsets, UC Clients and Softphones

Sangoma offers a variety of IP deskphones and headsets for both cloud and on-premise systems, featuring HD Voice and seamless integration with UC systems. Their headsets support connectivity with phones or computers and allow roaming up to 325 feet. Additionally, Sangoma provides UC Clients and Softphones for making business calls via smartphone or computer, functioning as a primary phone or desk phone extension.

Additional Communications Products

Contact Center as a Service (CCaaS)

Sangoma CX is a cloud-based Contact Center as a Service (CCaaS) solution that enhances customer experience by integrating with UCaaS offerings. It enables businesses to manage inbound interactions across various channels and supports outbound call campaigns. With features like end-to-end encryption, AI automation, and an intuitive interface, it streamlines contact center operations for higher agent productivity and improved customer experience.

Communications Platform as a Service (CPaaS)

Sangoma CPaaS allows developers to create applications with real-time communication features like voice, video, chat, and SMS via the cloud. Sangoma provides a platform for developers and customers to build communication services using voice, APIs, WebRTC, and SMS. To ensure optimal performance, Sangoma offers its own SIP trunking service and sells communication apps based on their CPaaS product.

Video, meetings, and collaboration
Sangoma Meet is our video meetings, cloud-based service accessible from desktop or mobile. It enables file sharing on screen, integrates seamlessly with your calendar, and enables PSTN phone calls. TeamHub is Sangoma’s collaboration platform, which allows users to interact via chatting, calling, and video.

Trunking as a Service (Taas)

SIP trunks provide Internet-based telephony services using existing internet connections, eliminating the need for separate PSTN or digital connections. SIP trunking is increasingly popular for connecting an IP PBX system to a phone company due to cost efficiency and UC features. Sangoma offers two SIP trunking services: Retail SIP Trunking, with predictable monthly costs and easy integration into UC platforms, including a fax service; and Wholesale SIP Trunking, which is usage-based with a larger monthly minimum, suitable for large businesses. Additionally, Sangoma provides FaxStation, a hosted fax service with a telecom appliance for secure fax communication.

MSP Portfolio

Sangoma’s cloud-based Managed Service Provider (MSP) offerings deliver essential communication services that businesses rely on, enhancing our comprehensive suite of Communications as a Service solutions. This MSP product line is founded on a seamlessly integrated, enterprise-grade, end-to-end managed network, all backed by a dedicated 24/7 team of expert network engineers.The current MSP offering includes: SD-WAN, Internet, VPN, 5G, and WiFi access points. Sangoma also provides Managed Security solutions, which include anti-spam & antivirus, VPN, content filtering, data protection, and interaction detection.

Hardware

Sangoma provides network interconnection products that seamlessly link various types of networks. These products enable the connection of VoIP networks to PSTN, mobile networks, or even to other VoIP networks, ensuring versatile and efficient communication.

Sangoma provides solutions for secure and interoperable VoIP network connections, including Session Border Controllers (SBCs) and VoIP gateways. SBCs manage security and connectivity between various networks, available as hardware, software, or hybrid solutions. VoIP gateways facilitate voice traffic between VoIP and traditional PSTN networks. Additionally, Sangoma offers PSTN interface and media processing boards for developers needing to connect to the PSTN, maximizing flexibility and compatibility in various environments. All products have broad interoperability certifications.

Open-Source Software Products

Sangoma is the main developer and sponsor of the Asterisk project, the most widely used open-source communications software, and the FreePBX project, the most popular open-source PBX software. Sangoma also provides revenue-generating products and services beyond these open-source projects.

These include software add-ons, IP phones, SIP trunking, cloud-based fax, training, technical support, maintenance, PSTN cards, VoIP gateways, session border controllers, and commercial versions of the PBX/UC software.

OVERALL PERFORMANCE

Operational

Sangoma is a trusted leader in developing technology platforms for essential business communications. Customers include companies in the SMB, mid-market and enterprise spaces looking for all the advantages of cloud-based communications at a fair price. Sangoma offers a wide range of products to complement its services, delivering high-quality solutions through a global network of partners and distributors.

Sangoma has always been operated and managed as a single economic entity. There is one management team that directs the activities of all aspects of the Company and it is managed globally by our executive team. As a result, we believe that we have one reporting segment, being the consolidated Company. Over time, this may change as the Company grows and when this occurs, we will reflect the change in our reporting practice.

Revenue

Sangoma generates revenue from both Services and Products. Our Services revenue is generated primarily from customers entering recurring revenue agreements for services such as our UCaaS platforms and MSP services. Product revenues are comprised of the sale of products and services that generate non-recurring revenue, including our UC on-prem platform and hardware.

Innovation

Sangoma is committed to advancing its AI capabilities by investing in and developing its proprietary AI platform and collaborating with leading third-party AI platforms.

By building on top of our existing CPaaS offerings and leveraging the low code/no code Studio workflow engine, we are delivering innovative Voice AI and Knowledge AI (RAG) Agent solutions that seamlessly integrate with our existing Cloud, Hybrid, and Prem products and services.

This approach ensures that our partners and customers benefit from both our in-house expertise and the broader AI ecosystem, enhancing their operations with cutting-edge, AI-driven services and insights.

Sales and marketing

Over the past few years, Sangoma has undergone a transformation in its go-to-market strategy. We’ve embarked on a brand revitalization program with a strong focus on our digital properties, including new company positioning and refined messaging that reflects who we are as a company. We have established continuous education and training programs in collaboration with distributors and partners. Additionally, we have forged robust partnerships with key Technology Services Distributors (TSDs) like Telarus,

Avant, App Direct, Intelisys, Jenne, and ScanSource to grow our business nationwide through the channel.

Sales

Sangoma utilizes a 100% channel-driven 'go to market' strategy, collaborating with diverse partners and market influencers. Our network includes individual agents, large technology service distributors (TSDs), and both national and regional distributors. Our customers span from mid-market enterprises needing distributed solutions to smaller SMBs that rely on our partners for digital infrastructure strategies.

Sangoma thrives in several sectors, notably healthcare, retail, and service providers. Through the Pinnacle Channel Partner Program, we offer extensive support to our partners, enabling them to deliver Sangoma's essential communication platform solutions to their end users. This support includes formal lead registration, training, quoting assistance, co-marketing efforts, and competitive commission structures and incentives.

Marketing

Sangoma's marketing goals are seamlessly aligned with its business objectives, which focus on driving revenue growth and delivering value to stakeholders. We also recognize the importance of increased brand visibility, recognition, and trust within the channel partner community and among end users.

Four key pillars anchor our marketing transformation: brand development and perception, channel marketing and enablement, lead generation, and fostering a culture of innovation and process efficiency.

For brand development, Sangoma has clarified its position as a leader in the communications industry, known for developing essential communication platforms with in-house software for all UC deployment types. This is complemented by offerings such as SIP trunking, hardware, managed services, and managed security.

Channel marketing and enablement are crucial for Sangoma, as we are dedicated to supporting our channel partners and distributors. Our multichannel strategy includes large and small events, webinars, trainings, online advertising, email marketing, public relations, promotional programs, and discounts.

In lead generation, our goal is to deliver more qualified leads to our partners, utilizing both outbound and inbound strategies. These are multichannel efforts targeting our Ideal Customer Profile with key messages about our solutions. Tactics include email, calls, content marketing, online advertising, social media, and public relations.

Lastly, cultivating a strong culture of trust and rapid experimentation, combined with robust CRM and email automation processes, is vital to our marketing transformation.

Sangoma to be Acquired by BRC Group Holdings, Inc.

On September 28, 2026, Board approved and entered into a definitive arrangement agreement (the “Arrangement Agreement”) for the sale of the Company to BRC Group Holdings, Inc. (NASDAQ: RILY) (“BRC”), pursuant to which an affiliate of BRC will acquire all of the issued and outstanding common shares (the “Common Shares”) of the Company (the “Transaction”). The transaction is subject to shareholder and regulatory approval and is expected to close no later than early 2027.

RESULTS OF OPERATIONS

All amounts are in thousands of United States dollars except where otherwise indicated.
ITEMS AFFECTING COMPARABILITY OF RESULTS

Recast of comparative financial statements

During the fourth quarter of fiscal 2026, the Company identified and corrected an immaterial error in service revenue for the three months ended September 30, 2025. The error was caused by incomplete data migration between the Company's Salesforce and NetSuite systems (the "ERP Revenue Matter") which continued to recognize revenue for cancelled contracts subsequent to the date of cancellation, as a result of the Company’s ERP implementation on July 1, 2025. The error overstated the Company’s revenue and understated deferred revenue by $486 in the three months ended September 30, 2025.

In addition, general and administration expense was adjusted by $176 for the three months ended September 30, 2025 which reflected the retrospective allocation of a reduction in the Company's accrual for performance-based compensation. The Company accrues performance-based bonus expense throughout the year based on then-current projections of annual performance against target. As the ERP Revenue Matter reduced the Company's projected annual revenue and Adjusted EBITDA, the related bonus accrual has been correspondingly reduced.

SUMMARY

The following table outlines our unaudited condensed consolidated interim statements of loss and comprehensive loss for the periods indicated:

	Three month period ended September 30
	2026	2025	Change	Change
	$	$	$	%
Revenue	50,062	50,332	(270)	(1)%
Cost of sales	15,089	14,013	1,076	8%
Gross profit	34,973	36,319	(1,346)	(4)%
Expenses
Sales and marketing	11,513	11,725	(212)	(2)%
Research and development	10,536	11,313	(777)	(7)%
General and administration	7,144	7,070	74	1%
Amortization of intangible assets	7,974	8,172	(198)	(2)%
Interest expense (net)	392	649	(257)	(40)%
Restructuring and business integration costs	978	563	415	74%
Loss before income tax	(3,564)	(3,173)	(391)	12%
Provision for income taxes
Current	530	528	2	—%
Deferred	(1,209)	(1,054)	(155)	15%
Net income (loss)	(2,885)	(2,647)	(238)	9%
Other comprehensive income (loss)
Items to be reclassified to net income (loss)
Loss in fair value of interest rate swaps, net of tax	(19)	(67)	48	(72)%
Foreign currency translation gain	67	79	(12)	(15)%
Comprehensive Income (loss)	(2,837)	(2,635)	(202)	8%
Loss per share
Basic and diluted	$(0.09)	$(0.08)	$(0.01)	8%
Weighted average shares outstanding (thousands)
Basic and diluted	33,401	33,243	158	—

REVIEW OF OPERATIONS

Revenue Product vs Service

	Three month period ended September 30				Three month period ended June 30,
	2026	2025	Change	Change	2026	Change	Change
	$	$	$	%	$	$	%
Service revenue	$45,541	46,392	(851)	(2)%	45,727	(186)	—%
% of total revenue	91%	92%		(1)%	92%		(1)%
Product revenue	$4,521	$3,940	$581	15%	4,089	432	11%
% of total revenue	9%	8%		1%	8%		1%
Total revenue	$50,062	$50,332	$(270)	(1)%	49,816	246	—%

Quarterly Comparison

Service revenue for the first quarter of fiscal 2027 was $45,541 at 91% of total revenue, lower compared to $46,392 at 92% of total revenue in the equivalent quarter of the prior year. On a quarter-over-quarter basis, Service revenue was flat as compared to the fourth quarter of fiscal 2026. The decrease year over year was primarily the result of cloud services revenue.

Product revenue for the first quarter of fiscal 2027 was $4,521 compared to $3,940 in the equivalent quarter of the prior year. On a quarter-over-quarter basis, Product revenue was 11% up compared to $4,089 in the fourth quarter of fiscal 2026. The increase was primarily attributable to higher one-time purchases of the Company’s legacy connectivity hardware products following the end-of-life (“EOL”) announcement made during in the first quarter of fiscal 2027, under which the Company will no longer sell these products.

Total revenue for the first quarter of fiscal 2027 was $50,062, slightly lower as compared to $50,332 of total revenue in the equivalent quarter of the prior year. On a quarter-over-quarter basis, total revenue was higher compared to $49,816 in the fourth quarter of fiscal 2026. Revenue mix for the quarter was in line with the Company’s expectations.

Cost of sales and gross profit

	Three month period ended September 30				Three month period ended June 30,
	2026	2025	Change	Change	2026	Change	Change
	$	$	$	%	$	$	%
Cost of sales	15,089	14,013	1,076	8%	14,551	538	4%
Inventory write-down	—	—	—	—%	3,000	(3,000)	(100)%
Gross profit	34,973	36,319	(1,346)	(4)%	32,265	2,708	8%
Gross margin	70%	72%		(2)%	65%		5%
Gross profit without Inventory write-down	34,973	36,319	(1,346)	(4)%	35,265	(292)	(1)%
Gross margin without Inventory write-down	70%	72%		(2)%	71%		(1)%

Quarterly Comparison

Cost of sales for the first quarter of fiscal 2027 was $15,089 compared to $14,013 in the equivalent quarter of the prior year. On a quarter-over-quarter basis, cost of sales was higher compared to $14,551 in the fourth quarter of fiscal 2026 due to the increase in product revenue.

Gross profit and margin for the first quarter of fiscal 2027, were $34,973 and 70% respectively, lower than $36,319 and 72% in the equivalent quarter of the prior year and lower than $35,265 and 71% in the fourth quarter of fiscal 2026, without the inventory write-down.

Expenses

Costs are allocated to four main categories as follow:

	Three month periods ended September 30				Three month periods ended June 30,
	2026	2025	Change	Change	2026	Change	Change
	$	$	$	%	$	$	%
Sales and marketing	11,513	11,725	(212)	(2)%	11,923	(410)	(3)%
Research and development	10,536	11,313	(777)	(7)%	10,408	128	1%
General and administration	7,144	7,070	74	1%	8,191	(1,047)	(13)%
Amortization of intangible assets	7,974	8,172	(198)	(2)%	7,974	—	—%

Sales and marketing

Quarterly Comparison

Sales and marketing expense was $11,513 for the first quarter of fiscal 2027, decreased by 2% from the $11,725 incurred in the equivalent quarter of the prior year, at 23% of revenue compared to 23% the same quarter a year ago. The decrease was mainly attributed to continuing efforts to align our expenses with our project revenue. On a quarter-over-quarter basis, sales and marketing decreased by 3% compared to $11,923 in the fourth quarter of fiscal 2026 in line with the Company’s Go-To-Market efforts, and marketing resources focused on lead generation.

Research and development

A portion of the Company’s R&D costs are capitalized each period and amortized on a straight-line basis over three years (see the audited consolidated financial statements and related notes for the fiscal year ended June 30, 2026, available at www.sedarplus.ca and www.sec.gov).

Quarterly Comparison

The research and development costs incurred and amortized during the first quarter of fiscal 2027 were $10,536 down (7)% from the $11,313 incurred in the equivalent quarter of the prior year, at approximately 21% of revenue compared to 22% a year ago. On a quarter-over-quarter basis, research and development was up 1% compared to $10,408 in the fourth quarter of fiscal 2026, at approximately 21% of revenue.

For the quarter ended September 30, 2026, the Company did not have any significant projects that have not yet generated revenue, nor did it have any products or services that are not fully developed, and which are material to the Company, therefore no impairment was assessed on any projects.

General and administration

Quarterly Comparison

During the first quarter of fiscal 2027, general and administration expenses were $7,144 at approximately 14% of revenue, which increased by 1% from the $7,070 at approximately 14% of revenue in the equivalent quarter of the prior year. On a quarter-over-quarter basis, general and administration decreased by 13% compared to $8,191 in the fourth quarter of fiscal 2026 due the Company's ongoing cost management initiatives and as a result of specific restructuring efforts the Company undertook in the fourth quarter of 2026.

Amortization of intangible assets

Quarterly Comparison

Amortization of intangible assets was $7,974 for the first quarter of fiscal 2027, decreased by 2% compared to the $8,172 incurred in the equivalent quarter of the prior year, at approximately 16% of revenue compared to 16%, respectively. On a quarter-over-quarter basis, Amortization of intangible assets was unchanged compared to $7,974 in the fourth quarter of fiscal 2026.

Other expenses are allocated as follow:

	Three month periods ended September 30				Three month periods ended June 30,
	2026	2025	Change	Change	2026	Change	Change
	$	$	$	%	$	$	%
Interest expense (net)	392	649	(257)	(40)%	449	(57)	(13)%
Restructuring and business integration costs	978	563	415	74%	1,449	(471)	(33)%

Interest expense (net)

Quarterly Comparison

Net interest expense was $392 for the first quarter of fiscal 2027, a savings of $257 from the $649 incurred in the equivalent quarter of the prior year. The reduction of 40% on the interest expense was primarily driven by the lower loan balance and interest rate, and interest income from its liquidable money market deposit account. On a quarter-over-quarter basis, net interest expense decreased slightly compared to $449 in the fourth quarter of fiscal 2026.

Restructuring and business integration costs

Quarterly Comparison

The restructuring cost was $978 for the first quarter of fiscal 2027 compared to $563 incurred in the equivalent quarter of the prior year, and $1,449 in the fourth quarter of fiscal 2026. The year over year increase reflects the final write-down of the remaining legacy connectivity hardware inventory as well as a reduction in headcount, primarily within the Company's sales and marketing and customer onboarding and support functions, undertaken to align the Company's cost structure with its current scale and forecasted growth trajectory.

Net loss

Quarterly Comparison

Net loss for the first quarter of fiscal 2027 was $2,885 ($0.09 loss per share fully diluted), compared to a net loss of $2,647 ($0.08 loss per share fully diluted) incurred in the equivalent quarter of the prior year.

Adjusted EBITDA
The derivation of Adjusted EBITDA and the reconciliation of net (loss) income to Adjusted EBITDA for the comparable periods are shown in the table below.

	Three month periods ended September 30				Three month periods ended June 30,
	2026	2025	Change	Change	2026	Change	Change
	$	$	$	%	$	$	%
Net loss	(2,885)	(2,647)	(238)	9%	(72,516)	69,631	(96)%
Tax recovery	(679)	(526)	(153)	29%	(4,007)	3,328	(83)%
Interest expense (net)	392	649	(257)	(40)%	449	(57)	(13)%
Share-based compensation	493	529	(36)	(7)%	696	(203)	(29)%
Depreciation of property and equipment	663	887	(224)	(25)%	721	(58)	(8)%
Depreciation of right-of-use assets	373	360	13	4%	374	(1)	—%
Amortization of intangibles	7,974	8,172	(198)	(2)%	7,974	—	—%
Restructuring and business integration costs	978	563	415	74%	1,449	(471)	(33)%
Inventory write-down	—	—	—	—%	3,000	(3,000)	(100)%
Goodwill Impairment	—	—	—	—%	68,394	(68,394)	(100)%
Adjusted EBITDA	7,309	7,987	(678)	(8)%	6,534	775	12%
AEBITDA as a % of revenue	15%	16%		(1)%	13%		2%

Quarterly Comparison

Adjusted EBITDA for the first quarter of fiscal 2027 was $7,309, lower than the $7,987 in the equivalent quarter of the prior year, at 15% and 16% of revenue in each period respectively. The decrease was primarily due to lower revenue and gross margin.

QUARTERLY RESULTS OF OPERATIONS
Selected financial information over the prior eight quarters is shown in the table below.

	Second	Third	Fourth	First	Second	Third	Fourth	First
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
	2025	2025	2025	2026	2026	2026	2026	2027
Product Revenue	$10,306	$9,524	$11,305	$3,940	$3,871	$4,220	$4,089	$4,521
Product Revenue % Total Revenue	17%	16%	19%	8%	8%	8%	8%	9%
Service Revenue	$48,807	$48,543	$48,057	$46,392	$46,333	$45,493	$45,727	$45,541
Service Revenue % Total Revenue	83%	84%	81%	92%	92%	92%	92%	91%
Total Revenue	$59,113	$58,067	$59,362	$50,332	$50,204	$49,713	$49,816	$50,062
Gross Profit	$40,488	$40,039	$40,041	$36,319	$37,000	$35,079	$32,265	$34,973
Operating Expenses[1]	$41,296	$40,605	$39,063	$38,280	$39,507	$38,005	$38,496	$37,167
Net (loss) income	$(1,881)	$(1,428)	$209	$(2,647)	$(2,786)	$(3,145)	$(72,516)	$(2,885)
Earnings (loss) per share - basic and diluted	$(0.06)	$(0.04)	$0.01	$(0.08)	$(0.08)	$(0.09)	$(2.19)	$(0.09)
Cash from Operating Activities	$11,913	$10,620	$7,126	$4,628	$9,341	$5,165	$4,568	$8,771
Free Cash Flow	$9,786	$8,355	$4,794	$2,920	$7,248	$2,767	$2,737	$6,930
Free Cash Flow per share - basic and diluted	$0.29	$0.25	$0.14	$0.09	$0.22	$0.08	$0.08	$0.21
Adjusted EBITDA	$10,088	$9,772	$11,361	$7,987	$7,545	$6,665	$6,534	$7,309
AEBITDA as a % Revenue	17%	17%	19%	16%	15%	13%	13%	15%
AEBITDA as a % Revenue quarterly change		—%	2%	(3)%	(1)%	(2)%	—%	2%

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.

Sales and Net Loss by Quarter

As discussed in the Company's fiscal 2025 MD&A, the Company completed a transformation of its go-to-market approach during fiscal 2025, which contributed to extended sales cycles, particularly for larger enterprise accounts and expected quarterly revenue to resume in fiscal 2026. Due to continued sales cycle elongation and the macro-economic factors, growth was delayed and the factors continued to impact the first quarter of fiscal 2027. Service revenue continues to account for the majority of total revenue at 91% this quarter.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2026, the Company had current assets of $34,787 and current liabilities of $41,719, compared with $33,713 and $43,139 at June 30, 2026, respectively. The increase in current assets is mainly due to cash, and trade and other receivables, while the decrease in current liabilities is primarily due to the operating facility and loans.

Cash of $11,868 on September 30, 2026 was 14% higher than the $10,431 on June 30, 2026. The Company used a portion of its cash to continue servicing the debts. During the first quarter of fiscal 2027, the Company repaid $5,150 in term loan payments, unchanged from the same quarter a year ago. As at September 30, 2026, the total outstanding debt was reduced to $22,150 from $42,750 as at September 30, 2025.

Trade receivables of $12,148 on September 30, 2026, were higher than the $11,305 on June 30, 2026 mainly due to the end of life sale of the legacy connectivity hardware products.

Inventories of $3,179 on September 30, 2026, were $1,583 lower than the $4,762 on June 30, 2026. The decrease is associated with the exit of legacy connectivity products, specifically IP telephony cards and session border controllers.

The Company’s net cash flows from operating activities in the first quarter of fiscal 2027 was $8,771, up from the $4,938 incurred in the equivalent quarter of the prior year primarily driven by lower inventory and trade and other receivables. Net cash provided by operating activities as a percentage of Adjusted EBITDA for the first quarter of fiscal 2027 was 120%, compared to 62% from the prior year period.

Free Cash Flow

The derivation of Free Cash Flow and the reconciliation of net cash from operating activities to Free Cash Flow for the comparable periods are shown in the table below.

	Three month periods ended September 30
	2026	2025	Change	Change
	$	$	$	%
Net cash provided by operating activities	8,771	4,938	3,833	78%
Purchase of property and equipment	(189)	(241)	52	(22)%
Development costs	(1,652)	(1,467)	(185)	13%
Free Cash Flow	6,930	3,230	3,700	115%
Free Cash Flow per share - basic & diluted	$0.21	$0.10	$0.11	114%
Weighted average shares outstanding - basic & diluted	33,401	33,243	158	—%

Free Cash Flow for the first quarter of fiscal 2027 was $6,930 ($0.21 per share fully diluted), an increase from the $3,230 ($0.10 per share fully diluted) incurred in the equivalent quarter of the prior year.

Credit Facility

On March 31, 2021, the Company entered into an amended and restated credit agreement (the “Amended and Restated Credit Agreement”) which amended and restated the Original Credit Agreement to allow the Company to fund part of the StarBlue Acquisition.

On March 28, 2022, the Company entered into the Second Amended and Restated Credit Agreement (the “Second Amended and Restated Credit Agreement”) which amended and restated the Amended and

Restated Credit Agreement to allow the Company to fund part of the NetFortris Acquisition. The Second Amended and Restated Credit Agreement is comprised of: (i) a $6,000 revolving credit facility, (ii) a $21,750 term credit facility, which was used to partially fund the Voip Innovation Acquisition (iii) a $52,500 term credit facility, which was used to partially fund the StarBlue Acquisition, (iv) a $45,000 term credit facility, which was used to partially fund the NetFortris Acquisition (the “Term 3 Facility”), and (v) a $1,500 swingline credit facility.

On June 28, 2022, the Company entered into the first amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the Term 3 Facility quarterly principal installments.

On April 6, 2023 the Company entered into a second amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. Both the first term loan and the the revolving credit facility were fully repaid in fiscal 2025.

On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments. As at September 30, 2026, the total debt outstanding is $22,150 compared to $42,750 as at September 30, 2025.

Under its Second Amended and Restated Credit Agreement with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization, and debt service coverage ratio. As at September 30, 2026, the Company was in compliance with all covenants related to its Credit Agreement.

CONTRACTUAL OBLIGATIONS

The following table shows the movement in contractual liabilities from July 1, 2026 to September 30, 2026:

$
Opening balance, July 1, 2025	9,732
Revenue deferred during the period	113,524
Deferred revenue recognized as revenue during the period	(114,651)
Ending balance, June 30, 2026	8,605
Revenue deferred during the period	38,054
Deferred revenue recognized as revenue during the period	(37,979)
Ending balance, September 30, 2026	8,680

Contract liabilities - Current	6,997
Contract liabilities - Non-current	1,683
8,680

Commitments

The table below outlines our contractual commitments as of September 30, 2026:

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	15,130	—	—	—	15,130
Sales tax payable	1,315	—	—	—	1,315
Operating facility and loans	16,225	5,925	—	—	22,150
Lease obligations on right of use assets	1,695	1,270	1,150	3,120	7,235
Other non-current liabilities	—	—	—	1,650	1,650
	34,365	7,195	1,150	4,770	47,480

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Sangoma.

RELATED PARTY TRANSACTIONS

Except as disclosed in the notes to the consolidated financial statements, the Company is not party to any material transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. All significant estimates and critical judgments, estimates, and assumptions are described in Note 3 of the Company’s Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the cash and cash equivalents, trade and other receivables, contract assets, other current assets, accounts payable and accrued liabilities, approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate. Derivative assets and liabilities and consideration payable are recorded at fair value. Further details relating to our financial instruments, the risks associated with the financial instruments and how we manage those risks, are described in Note 4 of the Company’s Financial Statements.

OUTSTANDING SHARE INFORMATION

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 33,514,977 common shares, 94,000 stock options and 912,704 share units are issued and outstanding.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management of the Company, under the supervision of the Chief Executive Officer and interim Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting (“ICFR”) (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) for the Company to ensure that (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our certifying officers concluded that, as a result of the material weakness in internal control over financial reporting as described in the Company’s Fiscal 2026 management disclosure & analysis dated September 28, 2026 (the “Fiscal 2026 M&A”), our disclosure controls and procedures were not effective as of September 30, 2026.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”), as defined under the rules of the Canadian Securities Administrators and under Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that establish the following:
a.maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;
b.reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;
c.receipts and expenditures are only being made in accordance with authorizations of management or the Board of Directors; and
d.reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management, under the supervision and with the participation of our Chief Executive Officer and interim Chief Financial Officer and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as of September 30, 2026 against the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the evaluation, our Chief Executive Officer and interim Chief Financial Officer have concluded that, because of the material weakness described in the Fiscal 2026 MD&A, the Company’s ICFR was not effective as at September 30, 2026.

Remediation of Material Weakness in ICFR

Management is committed to the planning and implementation of remediation efforts to address the material weakness, as well as to foster improvement in the Company’s internal controls. As disclosed in the Fiscal 2026 MD&A, these remediation efforts are underway and are intended to address the identified material weakness and enhance the overall financial control environment.

While we believe that the efforts taken to date and those planned for remediation will improve the effectiveness of our internal control over financial reporting, these remediation efforts will require a sufficient period of time to operate for management to be able to conclude that the design is effective to address the risks of material misstatement and that such controls are operating effectively through testing of such controls.

Changes in Internal Control over Financial Reporting

Aside from the remediation activities related to the material weakness disclosed in our Fiscal 2026 MD&A, no changes in our internal control over financial reporting occurred during the quarter ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

GLOSSARY OF TERMS

Analog
Analog telephony is the telephone system that dates back to the original experiments by Alexander Graham Bell. The voice signal is picked up by a microphone and transmitted to the central office. Voice signals from the central office consist of voltages that drive a headset to produce sound. Analog means that the voice pressure signals are represented by voltages levels on the line.

API
Application Program Interface: An API is a purpose-built interface that allows fourth party software to interact with a particular application. A typical API is the user interface for Windows that allows programmers to write programs for Windows that use all its built-in utilities. APIs do not depend on revealing source code, in general. They are usually well documented and include sample programs that make development easy.

Codec
In the telephony context a codec is a mechanism of digitally encoding voice. On the PSTN a voice channel takes up 64kbps in a codec standard called G.711. Cell phones use a codec called GSM that compresses the voice further so that a GSM call consumes about 24kbps. Other compressed codecs are used in VoIP to conserve bandwidth. These include standards such as G.729, G.723. Most audio codecs are lossy, in that some of the voice quality is degraded by the compression. On the other hand, as bandwidth becomes cheaper, VoIP allows one to use other codecs that in fact use more bandwidth than the PSTN, the so-called broadband codecs that have DVD-like voice quality.

Digital telephony
In the modern PSTN only the “last mile” line to the customer is still analog, all other internal parts of the network are digital. Digital in this case means that at the central office the analog signal from the subscriber’s telephone is sampled digitally, converting the line voltages to a series of numbers that can be easily transmitted error free over long distances. See T1, E1 below.

DID
Direct Inward Dialing (“DID”) is a virtual phone number that uses the existing phone lines to route incoming calls. Callers can connect to a phone extension directly without an operator. This offers convenience for both employees and callers alike. DID offers a cost saving on its own and is less expensive when purchased with a SIP trunk.

Gateway
In the telephony context this is typically a separate unit with its own case and power supply that provides VoIP-to-PSTN services for a VoIP network. Almost all gateway devices use SIP interfaces to the VoIP system over Ethernet and have analog or digital telephony interfaces that connect to the PSTN. VoIP gateways are available from many manufacturers including Audiocodes, Cisco, Grandstream, Patton Electronics and many others.

ISDN
Integrated Services Digital Network (“ISDN”) is a set of communications standards for simultaneous digital transmission of voice, video, data, and other network services over the traditional circuits of the public switched telephone network. Of the many variations of ISDN, Sangoma supports BRI (Basic Rate Interface) which is essentially an all-digital replacement for ordinary analog lines and PRI (Primary Rate Interface) which is used over T1 and E1 lines. BRI is very popular outside of North America. PRI is used worldwide.

IoT
Internet of Things (“IoT”) refers to a system of interrelated, internet-connected objects that are able to collect and transfer data over a wireless network without human intervention.

IP
The Internet Protocol (“IP”) is the primary protocol in the internet layer of the Internet protocol suite, and delivers data packets from the source host to the destination host solely based on the IP address.

ISP
Internet Service Provider

ITSP
Internet Telephony Service Provider who offer telecommunications service including voice over internet type connections.

IVR
Interactive Voice Response: IVR systems use the phone to navigate a menu, for example those used by banks to allow access to customer’s account information. IVR systems have typically been driven by dial tones as the buttons on your phone are pressed, but increasingly they are using voice recognition for navigation.

Open Source
Open Source software is distributed free subject to certain conditions. Open Source licenses usually stipulate that source code must always be distributed or made available, and any improvements in the code have to be donated back to the community. It is possible to have dual licensing: Open Source to the community and also a closed, commercial license of the same or similar software.

NetBorder
This is the trade name of a Sangoma SIP to PSTN gateway product. It includes several other functions in addition to the PSTN gateway function. The mass marketed version is known as NetBorder Express or NBE.
PBX

Private branch exchange. A PBX is a premised basis device to deliver calls from the PSTN or VOIP network to phones in a single or multiple locations.

PSTN
Public Switched Telephone Network: This is the standard telephone network that has been in operation for many decades. A telephone or FAX or PBX or other telephony device is generally connected to an analog line at a wall plug, which is connected by “last mile” cabling to the central office. The analog signal from the device is converted to a digital signal at the Telco central office and is multiplexed, 24 simultaneous voice channels per line (in North America) onto a T1 for onward transmission. At the other end of the line the digital channel is reconverted to analog for transmission over the “last mile” to the receiving phone or other device.

SBC
A Session Border Controller (“SBC”) is a device deployed in Voice over Internet Protocol (“VoIP”) networks to exert control over the signaling and usually also the media streams involved in setting up, conducting, and tearing down telephone calls or other interactive media communications. SBCs are deployed as demarcation points between enterprises and service providers and between service provider networks.

SD-WAN
A Software-defined Wide Area Network (“SD-WAN”) uses software to control and manage connectivity across a customers wide area network. While traditional wide area networks rely on physical routers to connect remote users, this centralized software solution can help customers monitor their performance of the network and manage traffic.

Signaling
Call setup and tear down is remarkably complicated, involving such things as responding to the different tones as well as generating them, caller identification, and handling the different features like hook-flash and voicemail properly. There are different signaling mechanisms for different types of circuits. Analog circuits use tones such as out-of-order, busy, ringing as well as the dialing tones. T1 lines often use a data protocol called ISDN PRI, where packets of control data are exchanged on a separate data channel. ISDN PRI is a simplification of the general signaling protocol used internally by the telecommunications networks known as SS7. In all cases, signaling must be exactly compatible with what the Telco expects, so interoperability and standards are important.

SIP
Session Initiation Protocol: SIP is the emerging standard signaling protocol for VoIP, though it has much broader applications. SIP is responsible for setting up and teardown of two party and multiparty calls, as well as a host of management features. To a great and increasing extent, VoIP calls are SIP based. The term SIP Trunk is used to describe the provision of a SIP line to an end customer.

T1, E1
A T1 line is a circuit that simultaneously carries 24 digital telephone calls. At higher densities, 28 T1s are aggregated into a T3 line carrying 672 calls. Larger offices can also connect to the central office via T1 directly, so as to have only one circuit for up to 24 calls. T1 is standard in North America and Japan while E1 is the standard in the rest of the world. E1 carries 30 channels of digitized voice per line.

TDM
Time Division Multiplexing (“TDM”) is used in circuit switched networks to increase the number of calls carried simultaneously on any one circuit and formed the basis for the digital telephony networks.

TSD
A Technology Services Distributor (TSD) is a company that connects technology vendors and selling partners, and provides technology service solutions to IT sales agents. TSDs are also known as "master agents" or "telecom agents or brokers". TSDs play a key role in the technology advisory channel, and offer many benefits, including: quick access to solutions, generating sales volume, collecting commissions, industry experience and business solutions, enablement training, and marketing activities.

Unified Communications
Unified communications is a concept in which voice, email, messaging, video, and any other type of communication are all considered forms of data that can be combined, manipulated, and used in intelligent applications seamlessly.

VoIP

Voice over IP is the transfer of voice traffic over the Internet Protocol. IP is used universally for all networking, including local area networks and private networks, not just the Internet. VoIP is not necessarily voice over the Internet, but voice over general data networks.